

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 4631   June 10, 2010

Via U.S. Mail and Facsimile

Mr. Irvin E. Richter
Chairman and Chief Executive Officer
Hill International, Inc.
303 Lippincott Centre
Marlon, New Jersey   08053

Re: Hill International, Inc.
         Amendment No. 2 to Registration Statement on Form S-3
         File No.: 333-162298
         Form 10-K, as amended, for the FYE December 31, 2009
         Form 10-Q for the Quarter Ended March 31, 2010
         Definitive Proxy on Schedule 14A
         File No.: 1-33961

Dear Mr. Richter:

        We have reviewed your filings and have the following additional comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Definite Proxy on Schedule 14A

Item 1. Election of Directors, page 4

1. We note that the business experience and background information provided for
    Mr. Steven M. Kramer on page 4 does not appear to cover all of the past five

years as required by Item 401(e)(1)of Regulation S-K. In future filings, please
ensure that the required information is provided for at least the past five years.

Compensation Discussion and Analysis, page 10

2. We note that you have not included any disclosure in response to Item 402(s) of
Regulation S-K. Please advise us of the basis for your conclusion that disclosure
is not necessary and describe the process you undertook to reach that conclusion.

Role of Compensation Consultants, page 14

3. Please provide the information required by Item 407(e)(iii) of Regulation S-K
regarding the amount of fees paid to Towers Watson & Co. as compensation
consultants and discuss any other services that may have been provided to the
company.

Elements of Compensation, page 14

4. As context for the more specific comments that follow, please note that your
CD&A should provide an *analysis* of the various components paid to *each* named
executive officer. Your discussion should provide not only your overarching
compensation philosophies, but also an analysis of all of the material factors
underlying the decisions that the Compensation Committee made to award
specific amounts of each component of compensation to each named executive
officer. To the extent that your current discussion provides any analysis, it does
so only with respect to compensation paid to the CEO and COO. With regard to
other named executive officers, we understand that the Compensation Committee
considered the recommendations of the CEO, the COO and the compensation
consultant, but you do not discuss what consideration the Committee gave to the
bases for these recommendations, what analyses it performed or why it
determined that the amounts of compensation were appropriate and why it
approved the amounts of compensation that were paid or awarded. Please
consider these observations and the requirements of Item 402(b) in revising your
CD&A in future filings, and in providing the sample disclosures requested in the
comments below.

5. Under "Performance" on page 11, you state that you have established policies that
reward performance of executives designed to reflect "the overall growth and
profitability of the Company as well as the groups [the executives] manage", but
you do not fully explain how you measure growth or profitability or how
increases in growth or profitability translate in to specific compensation decisions
for any element of compensation. We note your disclosure on page 13 under
"Determining Compensation" that for purposes of the annual bonus, you set an
EPS goal for the CEO and COO, but you do not discuss how performance is

measured for any other element of their compensation, or for any element of compensation awarded to any of the other named executive officers. Please tell us supplementally, with a view toward future disclosure, how overall company growth and profitability, as well as individual roles and personal performance factored into the amounts you disclose in the Summary Compensation Table for each named executive officer. See Items 402(b)(1)(v), 402(b)(2)(v) and (vii) of Regulation S-K. Provide us with sample disclosure that you would have made in response to this comment with regard to your 2009 compensation.

Base Salary, page 14

6. In our letter dated October 29, 2009, we observed that you had provided ranges of salaries paid to other CEOs and COOs in your peer group and discussed this as a basis for salary paid to those executives, but that you did not discuss salary paid to other named executive officers. In your response to our comment, you agreed to provide additional disclosure. However, in your 2010 proxy statement, you have only focused on the salary that you have paid to your CEO and COO. Please confirm that you will include an analysis about the amount of salary paid to all named executive officers in future filings. Also show us supplementally what your disclosure for 2009 would have looked like in response to this comment. For example, if the salaries were targeted to some percentile of the peer group salaries, please disclose the targeted and actual percentiles and ranges of salaries paid to executives in similar positions in that group. If the amount of equity already owned by or awarded to these other named executive officers impacted the amount of salary paid, please discuss that as well. Note that we may have additional comments upon review of your response.

7. It appears that the amount of base salaries for your Chief Executive Officer and your President and Chief Operating Officer may have exceeded the targeted 75th percentile of your selected peer group. Please tell us supplementally, with a view toward disclosure in future filings, where actual amounts fell compared to comparable capacities with the companies included in your selected peer group.

8. We note in the second paragraph that base salaries are targeted at the high end of your selected peer group and are adjusted for a number of factors. Please tell us with a view towards future disclosure, how these factors were used to determine the increases in base salary of each of your named executive officers. Provide us with sample disclosure that you would have made in response to this comment with regard to your 2009 compensation.

Annual Incentive Awards, page 15

9. In our letter dated October 29, 2009, we requested that you provide a detailed analysis of how you determined the amount of annual incentive or bonus awarded to each of your named executive officers. However, you do not appear to have included the more detailed disclosure in your 2010 proxy statement, as requested. As in your 2009 proxy statement, you have only focused on the bonus amounts paid to your CEO and COO. Please confirm that you will include an analysis about the amount of annual incentive or bonus awards paid to all named executive officers in future filings. Also show us supplementally what your disclosure for 2009 would have looked like in response to this comment. Note that we may have additional comments upon review of your response.

Long-Term Equity-Based Incentive Compensation, page 15

10. With a view towards future disclosure, please provide us with a materially complete description of the analysis that the Compensation Committee performed, including any material information it considered that was presented by the CEO, COO and compensation consultant, in determining the long-term equity-based incentive compensation applicable to each of your named executive officers. We note your statement that the awards to the CEO and COO did not make reference to any "specific criteria", however, you must discuss how the Compensation Committee made the decisions that it made.   Provide us with sample disclosure that you would have made in response to this comment with regard to your 2009 compensation.

11. As you have provided disclosure about compensation to CEO and COO of the peer group companies, clarify whether this information was used by the Committee to determine the amount of long-term equity-based incentive compensation awarded to your CEO and COO. Further, you must discuss the factors underlying the decision to pay the amounts awarded to all named executive officers, not only the CEO and COO. Supplementally, please show us what your future disclosure will look like. We may have further comments.

Executive Officers, page 19

12. In future filings, state the period of time Mr. Thomas J. Spearing, III has served in each position held during the past five years as required by Item 401(e)(1) of Regulation S-K. As currently presented, you have not indicated the period of time he has served as Principal-in-Charge of STV Group's western regions, nor clarified positions he held from 2005-September 2007.

Form 10-Q for the Period Ended March 31, 2010

Consolidated Financial Statements

Note 4 – Accounts Receivable, page 7

13. Your cash flow statement on page 5 and your MD&A disclosures on page 27 indicate that there was a $6.1 million increase in accounts receivable during the quarter ended March 31, 2010. However, your table on page 7 seems to indicate that gross accounts receivable increased by $478,000 while your allowance for doubtful accounts decreased by $387,000, resulting in a net increase in accounts receivable of $865,000. Please explain why the table on page 7 is not consistent with your cash flow and MD&A disclosures.

14. As a related matter, you indicate on page 19 that one client accounted for 18% of your accounts receivable as of March 31, 2010. Please tell us and revise your future filings to explain if this client was current in their payments as of March 31, 2010. If a material portion of their outstanding receivables were past due as of March 31, 2010, please explain the reasons why amounts had not been paid and tell us if you continue to recognize revenues generated from this client.

*   *   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Haynes, Staff Accountant at (202)551-3424 or Rufus Decker, Accounting Branch Chief at (202)551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3766 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director